United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors ("BoD") met on February 26, 2026, at Praia de Botafogo, 186, 20th floor, in the city of Rio de Janeiro, RJ and by videoconference, with the following members in attendance: Daniel André Stieler ("DS") – Chair, Marcelo Gasparino da Silva – Vice- Chair ("MG"), André Viana Madeira ("AM"), Anelise Quintão Lara ("AL"), Fernando Jorge Buso Gomes ("FB"), Franklin Lee Feder ("FF"), Heloísa Belotti Bedicks ("HB"), Manuel Lino Silva de Sousa Oliveira ("OO"), Rachel de Oliveira Maia ("RM"), Reinaldo Duarte Castanheira Filho ("RC"), Shunji Komai ("SK") and Wilfred Theodoor Bruijn ("WB"). The work was secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. ("Vale"). Accordingly, the BoD deliberated on the following subject: "APPOINTMENT OF A MEMBER TO THE BOARD OF DIRECTORS – With the favorable opinion of the CIG, the BoD unanimously approved (i) the appointment of Mr. Marcio Antônio Chiumento, Brazilian, married, banker, bearer of identity 7265085-9 SESP/PR, registered with the CPF/MF under No. 023.095.919-98, with business address at Praia de Botafogo, 501 - 3rd and 4th floors - Botafogo - Rio de Janeiro - RJ. CEP 22250- 040, to fill the vacant position of member of Vale's Board of Directors in view of the resignation of Mr. João Luiz Fukunaga, with a term of office until the next General Meeting of Shareholders to be held on April 30, 2026 ("AG"); and (ii) the submission of the ratification of said appointment to deliberation by the shareholders at the AGM. The board member hereby appointed declares himself to be totally unimpeded, under the terms of the applicable legislation, to exercise his function. (…)". I hereby attest that the items above reflect the decision taken by the Board of Directors. Rio de Janeiro, RJ, February 26, 2026. Luiz Gustavo Gouvêa Meeting Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2026		Director of Investor Relations